02018256

SECURIT[...] [...]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2000 (MM/DD/YY) AND ENDING December 31, 2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.H. Leblang, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

MAR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milt Leblang 212-308-5850
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Manowitz, Robert
(Name — *if individual, state last, first, middle name*)

300 Garden City Plaza #326 Garden City, New York 11530
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

Robert Manowitz
Certified Public Accountant
300 GARDEN CITY PLAZA, SUITE 326 • GARDEN CITY, NY 11530 • (516) 741-4334 • FAX (516) 741-3647

The Board of Directors
M.H.Leblang, Inc.

I have audited the accompanying statement of financial condition as of December 31, 2000 and the related statement of income, statement of changes in stockholders' equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accouting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.H.Leblang, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Robert Manowitz

ROBERT MANOWITZ
CERTIFIED PUBLIC ACCOUNTANT

Garden City, New York
November 20, 2001

M.H. LEBLANG, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2000

ASSETS		
Cash in bank-Checking	$ 16,437	
Cash in bank-Dreyfus	139	
Prepaid corporation taxes	12,012	
Due from officer	27,248	
TOTAL ASSETS		$ 55,836
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 1,200	
Payroll taxes payable	808	
TOTAL LIABILITIES		$ 2,008
STOCKHOLDERS' EQUITY		
Common stock, 200 no par value	5,000	
Retained earnings	48,828	
TOTAL STOCKHOLDERS' EQUITY		53,828
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 55,836

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2000

REVENUES		
Commissions		$ 670,272
EXPENSES		
Commissions	$ 535,040	
Corporation income taxes	474	
Data processing	2,034	
Donations	60	
Employee benefits	18,333	
Entertainment	11,966	
Gifts	7,767	
Insurance	13,988	
Licenses	2,145	
Office expense	12,000	
Postage	2,750	
Professional fees	14,163	
Rent	42,919	
Salary	19,800	
Payroll taxes	2,447	
Telephone	2,761	
Travel	8,191	
TOTAL EXPENSES		696,838
NET LOSS		$(26,566)

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H.LEBLANG, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2000

Retained earnings-January 1, 2000	$ 75,394
Net loss for period	(26,566)
Retained earnings-December 31, 2000	$ 48,828

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

OPERATING ACTIVITIES	
Net loss for period	$ (26,566)
Changes in operating assets and liabilities	
Prepaid corporation taxes	494
Due from officer	(7,626)
Payroll taxes payable	143
NET DECREASE IN CASH	(33,555)
CASH-JANUARY 1, 2000	50,131
CASH-DECEMBER 31, 2000	$ 16,576

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2000

Note 1-Organization

M.H.Leblang, Inc. is a broker-dealer, registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was incorporated in the State of New York in 1966.

Note 2-Summary of Significant Accounting Policies

The financial statements of the Corporation are presented on the accrual basis of accounting.

Depreciation

Depreciation is provided on a straight line basis over the useful life of the asset.

OATH OR AFFIRMATION

I, Robert Manowitz, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31, 19 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Certified Public Accountant
Title

[signature]
Notary Public
ROBERT S. GRECO
Notary Public, State of New York
No. 02GR4976498
Qualified in Nassau County
Commission Expires January 14, 20 03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*